EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	June 30,
(Dollars in millions)	2013	2012

Consolidated income before provision for income taxes	$144	$756

Fixed charges:
Interest1	$536	$58
Portion of rent expense representative of the interest
factor (deemed to be one-third)	2	2
Total fixed charges	$538	$60

Earnings available for fixed charges	$682	$816
Ratio of earnings to fixed charges	1.27	13.60
1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”

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